FORM N-SAR
Exhibit 77E

ECLIPSE FUNDS INC.
811-06175
For Period Ended 10/31/10

Lehman Brothers International (Europe) (“LBIE”) was one of the MainStay High Yield Opportunity Fund's (the "Fund") trading counterparties for executing securities sold short transactions. In connection with these securities sold short transactions, Lehman Brothers, Inc. (“LBI”) acted as the Fund’s and LBIE’s agent and the Fund pledged securities as collateral to LBI on its own behalf and also as agent for LBIE, which securities are held in an account with Fund’s custodian, State Street. As of October 31, 2010, these pledged securities had a market value of approximately $34.4 million. Additionally, the Fund had other securities that were originally pledged as collateral for LBIE which have since been called by the issuer or have matured. As a result, cash of approximately $15.4 million is pledged as collateral for the benefit of LBIE, and has been deemed restricted by the Fund.

LBIE was placed in administration under the U.K. Insolvency Act on September 15, 2008. Accordingly, the Fund’s ability to transact with LBI/LBIE is limited, and the Fund is unable to close out securities sold short with LBI/LBIE with a market value as of October 31, 2010 of approximately $29.7 million. The Fund also has not been able to sell the securities that are pledged as collateral for the benefit of LBI/LBIE. While this has not impacted the Fund’s ability to implement its investment strategy to date, until these securities are made available, there may be an impact on the Fund’s ability to fully implement its investment strategy.

The Fund has been pursuing efforts to return the borrowed securities and secure the release of collateral. In furtherance of the Fund’s efforts to secure the release of the collateral, on August 27, 2010, the Fund filed a motion with the U.S. Bankruptcy Court overseeing the U.S. insolvency proceeding relating to LBI seeking to secure release of the collateral. However, the Fund cannot assure that these efforts will be successful.

In order to mitigate any potential negative impact on the Fund and its  shareholders which may result from a final judicial determination that the Fund is not entitled to the unfettered use and ownership of the collateral, the Fund and New York Life, an affiliate of the Manager, have entered into an agreement with respect to the collateral (the “Agreement”). The Agreement was made as of August 27, 2010. Pursuant to the Agreement, at the conclusion of the bankruptcy appeal process, should the Fund be entitled to obtain less than 100% of the then current market value of the collateral, New York Life will contribute to the Fund the difference between the value of the assets ultimately returned to the Fund and the then current market value of the collateral.

As of October 31, 2010 and through December 23, 2010, there has been no decision from the U.S. Bankruptcy Court regarding the motion filed by the Fund, nor has there been any other information that would lead management to believe that the Fund will receive something less than 100% of the then-current market value of the collateral.

The Agreement will terminate upon the earlier of the following: (i) the entry of a final order providing the Fund with unfettered use and ownership of all collateral; (ii) satisfaction of New York Life’s payment obligations to the Fund under the Agreement.